







Yamandou Alexander · 2nd

makeba.money

CEO & Chairman Makeba Inc Director at E+ Director at Kipay Co-founder of Malaika

Greater New York City Area · 500+ connections · Contact info

Experience

CEO & Chairman

makeba.money

May 2016 – Present · 4 yrs 2 mos

Greater New York City Area

Mobile financial services.
www.makeba.money

Director

Kipay

Jan 2016 – Present · 4 yrs 6 mos

Katanga DRC

MISSION

To be an Independent Power Producer in the Democratic Republic of Congo focused solely on renewable energy, including but not limited to hydropower. ...see mor

KIPAY A NEW DAWN

CEO

ASG Telecom

May 1996 – Present · 24 yrs 2 mos

Greater New York City Area

ASG Telecom is a well-established voice, Internet and satellite service provider serving a wide array of clients for over 20 years. ASG is not just a reseller of international traffic, we are a facilities-based company with a focus on high quality service standards achieved through a constant proactive maintenance and innovation on our network. Our versatility is a k ...**see mor**



Co-Founder

MalaikaDRC

2006 – Dec 2018 · 12 yrs

Democratic Republic of the Congo

MALAIKA is dedicated to the advancement of African communities by providing educational opportunities to young girls, ages 5 to 18. Our vision is to mobilize the resources necessary to overcome the insurmountable obstacles a young girl faces in obtaining an education in the Democratic Republic of Congo (DRC). We will provide assistance that paves the way ...**see mor**



Malaika - Empowering Me

Founder

GoGreenRide (acquired)

2006 – Aug 2016 · 10 yrs

greater new york city area

Go Green Ride, is the green way to travel throughout the Metropolitan Tri-State area.

Go Green Ride's provide NYC residents with an environmentally friendly car service transportation alternative which preserves the environment at a competitive cost wi ...**see mor**

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Education

Goldman sachs 10k small business program

ICD

1991 – 1993

APT
1983 – 1987

Volunteer Experience

Co-founder Director.

malaika.org
Jan 2007 – Dec 2018 · 12 yrs
Education

The mission of Malaika.org is to empower Congolese girls and their communities through education. Based in New York, the organization operates in Kalebuka, in the Southeastern region of the Democratic Republic of Congo.

Skills & Endorsements

Business Strategy · 77

 Endorsed by **2 of Yamandou's colleagues at MalaikaDRC**

Telecommunications · 75

 Endorsed by **Ambrose Nwadike and 2 others who are highly skilled at this**

 Endorsed by **2 of Yamandou's colleagues MalaikaDRC**

Strategic Planning · 60

 Endorsed by **Babatunde Osomo, who is highly skilled at this**

 Endorsed by **2 of Yamandou's colleagues MalaikaDRC**

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Recommendations

Received (3)   Given (5)

 **Sean A. Norris**
President at TKS Capital Advisors

In the 8 years that I've known Yamandou I have watched hir grow his business with integrity from a start-up to a Major (Telco Player in the Emerging Markets of Africa. What is mos

March 10, 2009, Yamandou was a client of Sean A.'s	amazing about Yamandou is his command of the Deal weth be spoken in French or English he puts in the work fi... **See**
Frank T. Enterprise Manager at Confidential March 4, 2009, Frank reported directly to Yamandou	I've known Yamandou since October of 2006. We currently together with the goal of launching a green transportation company. Some of the traits I would use to describe Yaman are smart, generous, excellent leader, kind and he is also someone with great integrity. Yamandou has accom... **See**

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